Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

JIADE LIMITED (the “Company,” “we,” “our,” or “us”) (Nasdaq: JDZG) is an exempted company with limited liability incorporated in the Cayman Islands and not a Chinese operating company, and this corporate structure involves unique risks to investors. As an exempted company with no material operations of our own, we conduct all of our operations primarily through our subsidiaries in the People’s Republic of China (the “PRC”); namely, Shenzhen Kebiao Technology Co., Ltd., a limited liability company organized under the laws of the PRC (“Shenzhen Kebiao”), Sichuan Jiade Zhigao Technology Co., Ltd., a limited liability company organized under the laws of the PRC (“Jiade Zhigao”), Sichuan Kebiao Technology Co., Ltd., a PRC limited liability company (“Kebiao Technology), Sichuan Jiazhi Taizhang Safety Technology Co., Ltd., a PRC limited liability company (“Jiazhi”) and Sichuan Kunyuan Safety Technology Services Co., Ltd., a PRC limited liability company (“Kunyuan”). Our PRC subsidiaries are companies that specialize in providing one-stop comprehensive education supporting services to adult education institutions, through a wide spectrum of software platform and auxiliary solutions, to meet the evolving needs of their customers in the rapidly changing adult education industry, safety technology training for personnel engaged in five major categories of conventional special operations: (i) fusion welding and thermal cutting operations; (ii) work at height (scaffolding and erection operations); (iii) high-altitude installation, maintenance, and dismantling operations; (iv) high-voltage electrical work; and (v) low-voltage electrical work, and online course services.

Our one-stop comprehensive education supporting services are primarily offered through the Kebiao Technology Educational Administration Platform (the “KB Platform”), which facilitates streamlined information and data management throughout the teaching cycle of adult education services, from pre-enrollment to post-graduation. The KB Platform has enabled adult education institutions to improve student management efficiency, save labor costs, and reduce human errors in data management. The KB Platform supports a broad range of functions, such as enrollment consultation, student information collection, enrollment status management, learning progress management, grade inquiry, and graduation management. As part of the one-stop comprehensive education supporting services, our PRC subsidiaries also provide auxiliary solutions to adult education institutions, which encompass teaching support services throughout the entire teaching cycle and related exam administration services. Specifically, our PRC subsidiaries offer pre-enrollment guidance on school/major selection and application strategy development, training for entrance exams, as well as assistance in the application process. They also provide offline tutoring, exam administration services, and guidance on graduation thesis preparation.

Our safety technology training services for personnel are primarily offers initial training, refresher training, and certification renewal programs for these types of operations, with both theoretical instruction and practical training components. After obtaining the required certificates issued by the Ministry of Emergency Management of China, personnel are required to complete refresher training every three years and certification renewal training every six years. As a result, our Group benefit from a high rate of repeat business, providing a recurring revenue stream.

Our online course revenue is primarily generated from the safety technology online learning courses developed by our PRC subsidiary, which authorize for use on third-party platform and charges services fee.

Our PRC subsidiaries place a great premium on technology research and development. As of the date of this report, our PRC subsidiaries have acquired 36 software copyrights and eight copyright registration certificates since their incorporation in April 2020. In November 2022, Kebiao Technology was designated a High and New Technology Enterprise (“HNTE”) (No. GR202251000919) by Sichuan Provincial Department of Science and Technology, Sichuan Provincial Department of Finance, and Sichuan Provincial Tax Bureau of the State Taxation Administration. In December 2025, Kebiao Technology was approved to continue to be an HNTE until 2028. This certification is awarded to companies that have engaged in continuous research and development and technology commercialization leading to significant independent intellectual property rights within certain high-tech sectors.

For the six months ended June 30, 2024 and 2025, we had total revenue of approximately RMB8,921,000 and RMB9,384,000 (US$1,310,000), respectively. Our net income was approximately RMB5,219,000 for the six months ended June 30, 2024, and net loss was approximately RMB4,345,000 (US$607,000) for the six months ended June 30 2025. As of December 31, 2024 and June 30, 2025, we had cash of approximately RMB3,918,000 and RMB7,902,000 (US$1,103,000), respectively, and had working capital of approximately RMB21,262,000 and RMB21,683,000 (US$3,027,000), respectively. As of June 30, 2025, our PRC subsidiaries had collectively provided one-stop comprehensive education supporting services to over 17 adult education institutions and had collectively provided education supporting services to approximately 94,433 students, newly provided safety technology training services for approximately 6,831 individuals and online course services for approximately 32,599 individuals.

Factors Affecting Results of Operations

In addition to the general factors affecting the Chinese and global economy and our industry, our results of operations and financial condition are affected by a number of industry- and company-specific factors, including those set out below:

Relationships with Partner Education Institutions: Our revenue will depend significantly on our PRC subsidiaries’ ability to manage their relationships with partner education institutions. The success of our PRC subsidiaries’ business primarily depends on the number of students they serve. Therefore, their ability to continue to attract partner education institutions to purchase their services to serve students is critical to our PRC subsidiaries’ sustainable growth and continued success. This in turn depends on the reputation of our PRC subsidiaries and their ability to develop new offerings or adapt existing education supporting services to meet evolving market trends and student demands.

Competition in the Adult Education Supporting Service Industry: The adult education supporting service industry in the PRC is highly fragmented, with a large number of service providers throughout the country. Our PRC subsidiaries compete primarily with adult education supporting service providers in the PRC and new entrants to the market, and some of their competitors may have better access to market resources, lower cost structures, more advanced technologies or longer operating histories. If our PRC subsidiaries are unable to improve their service quality, diversify their product and service range, or manage their costs, they may not be able to compete effectively against their existing or new competitors, and their sustainability and growth opportunities may be limited, which will materially and adversely affect their revenue and profitability.

Results of Operations for the Six Months Ended June 30, 2025

The following is a summary of our result of operations for the six months ended June 30, 2024 and 2025, respectively.

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	USD
REVENUE	8,921,488	9,383,590	1,309,899
Cost of revenue	400,313	5,708,984	796,943
GROSS PROFIT	8,521,175	3,674,606	512,956
OPERATING EXPENSES
Selling expenses	259,040	317,169	44,275
General and administrative expenses	1,550,235	7,490,194	1,045,591
Research and development expenses	213,122	873,959	122,000
Total operating expenses	2,022,397	8,681,322	1,211,866
INCOME / (LOSS) FROM OPERATIONS	6,498,778	(5,006,716)	(698,910)
OTHER INCOME (EXPENSES)
Interest income	15,639	442	62
Interest expense	(49,642)	(109,609)	(15,301)
Other income/(loss), net	(288,050)	572,740	79,951
Total other income (expenses), net	(322,053)	463,573	64,712
INCOME / (LOSS) BEFORE INCOME TAXES	6,176,725	(4,543,143)	(634,198)
INCOME TAXES PROVISION (BENEFIT)	957,599	(197,766)	(27,607)
NET INCOME / (LOSS)	5,219,126	(4,345,377)	(606,591)

Revenue

	For the six months ended June 30,
	2024		2025			Increase/(Decrease)
Revenue	RMB	%	RMB	US$	%	RMB	%
Adult education supporting services	8,921,488	100%	5,671,628	791,729	60%	(3,249,860)	(36)%
Safety technology training services	—	—	3,503,890	489,124	38%	3,503,890	100%
Online course services	—	—	208,072	29,046	2%	208,072	100%
Total revenue	8,921,488	100%	9,383,590	1,309,899	100%	462,102	5%

Our PRC subsidiaries generate revenue from providing adult education supporting services, safety technology training services and online course services. Our adult education supporting services primarily contain services through (i)software platform solutions, which facilitate streamlined information and data management throughout the teaching cycle of adult education services, from pre-enrollment to post- graduation, and (ii) auxiliary solutions to students designated by adult education institutions, which encompass teaching support services throughout the entire teaching cycle and related exam administration services. Our safety technology training services are primarily offers initial training, refresher training, and certification renewal programs for these types of operations with both theoretical instruction and practical training components. Our online course revenue is primarily generated from the safety technology online learning courses developed by our PRC subsidiary, which authorize for use on third-party platform and charges services fee.

Total revenue increased by approximately RMB462,000 (US$65,000), or 5%, to approximately RMB9,384,000 (US$1,310,000) for the six months ended June 30, 2025 from approximately RMB8,921,000 for the six months ended June 30, 2024. The increase in revenue was mainly attributable to: (i) an increase in revenue generated from safety technology training services and online course revenue, amounting to approximately RMB3,504,000 (US$489,000) and RMB208,000 (US$29,000), respectively, due to the new revenue generated from acquisition subsidiaries, Jiazhi and Kunyuan, and newly developed business; and (ii) partially offset by a decrease in revenue generated from adult education supporting services, amounting to approximately RMB3,250,000 (US$454,000), mainly due to the served students decreased from 71,096 students for the six months ended June 30, 2024 to 52,919 students for the six months ended June 30, 2025, mainly as a result of the fact that part of students graduated and the services completed in the fiscal year 2024 and fewer new students enrolled for the six months ended June 30, 2025.

Adult education supporting services

The following table sets forth the breakdown of our net revenue generated from adult education supporting services for the periods presented:

	For the six months ended June 30,
	2024		2025			Decrease
Revenue	RMB	%	RMB	US$	%	RMB	%
National Unified
Examination for College
Admissions for Adults	3,276,258	37%	2,801,509	391,076	49%	(474,749)	(14)%
Open University of China	2,932,356	33%	1,907,311	266,250	34%	(1,025,045)	(35)%
Self-taught Higher
Education Examinations	2,695,576	30%	962,808	134,403	17%	(1,732,768)	(64)%
Online education	17,298	—%	—	—	—	(17,298)	(100)%
Total revenue	8,921,488	100%	5,671,628	791,729	100%	(3,249,860)	(36)%

Revenue from providing services related to National Unified Examination for College Admissions decreased by approximately RMB475,000 (US$66,000), or 14%, primarily due to (i) the decreased number of students served from 22,919 for the six months ended June 30, 2024 to 21,771 for the six months ended June 30, 2025, mainly as a decrease in the new enrolled students for the six months ended June 30, 2025, and (ii) the decrease in the average service price per student (for services related to National Unified Examination for College Admissions for Adults) from RMB143 for the six months ended June 30, 2024 to RMB129 for the six months ended June 30, 2025.

Revenue from providing services related to the Open University of China decreased by approximately RMB1,025,000 (US$143,000), or 35%, primarily due to (i) a decrease in the number of students served from 33,353 for the six months ended June 30, 2024 to 16,183 for the six months ended June 30, 2025, mainly as result of the increased number of graduated students we served in the fiscal year 2024 and (ii) partially offset by an increase in the average service price per student (for services related to the Open University of China) from RMB88 for the six months ended June 30, 2024 to RMB118 for the six months ended June 30, 2025.

Revenue from providing services related to Self-taught Higher Education Examinations decreased by approximately RMB1,733,000 (US$242,000), or 64%, primarily due to (i) the decreased number of students served from 15,757 for the six months ended June 30, 2024 to 14,965 for the six months ended June 30, 2025, mainly as a result of the increased number of graduated students we served in the fiscal year 2024, and (ii) the decreased in the average service price per student (for services related to National Unified Examination for College Admissions for Adults) from RMB171 for the six months ended June 30, 2024 to RMB64 for the six months ended June 30, 2025. The reduction in the service price per student was mainly due to the increased number of graduating students we served, for whom we charged lower fees.

Revenue from providing services related to online education decreased by approximately RMB17,000 (US$2,000), or 100%, primarily due to the services that had been completed in the fiscal year 2024 and because our PRC subsidiaries suspended the services for online education for the fiscal year 2025.

Safety technology training services

Revenue generated from safety technology training services related to initial training, refresher training, and certification renewal programs for these types of operations, with both theoretical instruction and practical training components. For the six months ended June 30, 2025, we provided safety technology training services for both components to 6,831 individuals, with the average training price of approximately RMB513 (US$72).

Online course services

Revenue generated from online course services related to the course services fee which was generated from the safety technology online learning courses developed by our PRC subsidiary then authorized for use on a third-party platform. For the six months ended June 30, 2025, we provided online course services to 32,599 individuals, with the average course usage price of approximately RMB6 (US$1).

Costs and expenses

Our costs and expenses consist of direct cost of revenue, selling expenses, general and administrative expenses, and research and development expenses.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024		2025			Increase/(Decrease)
cost of revenue	RMB	%	RMB	US$	%	RMB	%
Cost of services	43,219	11%	4,762,385	664,803	84%	4,719,166	>100%
Employee benefit costs	338,615	85%	938,683	131,035	16%	600,068	177%
Others	18,479	4%	7,916	1,105	—%	(10,563)	(57)%
Total cost of revenue	400,313	100%	5,708,984	796,943	100%	5,308,671	>100%

Total cost of revenue increased by approximately RMB5,309,000 (US$741,000), from approximately RMB400,000 for the six months ended June 30, 2024 to approximately RMB5,709,000 (US$797,000) for the six months ended June 30, 2025, primarily due to the increase in cost of services and employee benefit costs.

Cost of services increased by approximately RMB4,719,000 (US$659,000), from approximately RMB43,000 for the six months ended June 30, 2024 to approximately RMB4,762,000 (US$665,000) for the six months ended June 30, 2025, primarily due to: (i) our PRC subsidiaries having invested approximately RMB3,302,000 (US$461,000) in enhanced customer support during the prior-enrollment stage through both online platforms and offline promotional activities, and (ii) the increased outsourced training and examination services fee related to safety technology training services, amounting to approximately RMB1,216,000 (US$170,000).

Employee benefit costs increased by approximately RMB600,000 (US$84,000), or 177%, from approximately RMB339,000 for the six months ended June 30, 2024 to approximately RMB939,000 (US$131,000) for the six months ended June 30, 2025, primarily because our PRC subsidiaries increased the staff salaries related to safety technology training services.

Other costs primarily represented short rental expenses related to exams, student card photo production fees, travelling expenses, business taxes and surcharges and others.

Selling expenses

	For the six months ended June 30,
	2024		2025			Increase
Selling expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	148,316	57%	158,842	22,173	50%	10,526	7%
Entertainment expenses	67,974	26%	98,425	13,740	31%	30,451	45%
Depreciation	42,750	17%	52,890	7,383	17%	10,140	24%
Others	—	—	7,012	979	2%	7,012	100%
Total selling expenses	259,040	100%	317,169	44,275	100%	58,129	22%

Total selling expenses increased by approximately RMB58,000 (US$8,000), or 22%, to approximately RMB317,000 (US$44,000) for the six months ended June 30, 2025, compared to approximately RMB259,000 for the six months ended June 30, 2024. The increase in selling expenses was mainly due to increased employee benefits for the selling department related to the salary increases, entertainment expenses and depreciation for motor vehicles, such as Company-owned cars utilized for business purposes. The increased entertainment expenses were due to more frequent client engagement activities and events aimed at building relationships with potential clients and business partners.

General and administrative expenses

	For the six months ended June 30,
	2024		2025			Increase/(Decrease)
General and administrative expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	692,472	45%	1,128,836	157,579	15%	436,364	63%
Consulting expenses	483,766	31%	3,308,126	461,797	44%	2,824,360	584%
Annual listing fee	69,815	5%	506,508	70,706	7%	436,693	626%
Property management
expenses	270	—%	108,063	15,085	1%	107,793	>100%
Rental expenses	97,104	6%	486,034	67,848	6%	388,930	401%
Depreciation	23,338	2%	99,993	13,958	1%	76,655	328%
Office expenses	36,768	2%	91,863	12,824	1%	55,095	150%
Travelling expenses	57,524	4%	54,071	7,548	1%	(3,453)	(6)%
Expected credit loss for accounts receivable	—	—	1,550,481	216,439	21%	1,550,481	100%
Others	89,178	5%	156,219	21,807	3%	67,041	75%
Total general and administrative expenses	1,550,235	100%	7,490,194	1,045,591	100%	5,939,959	383%

Total general and administrative expenses increased by approximately RMB5,940,000 (US$829,000), or 383%, to approximately RMB7,490,000 (US$1,046,000) for the six months ended June 30, 2025 from approximately RMB1,550,000 for the six months ended June 30, 2024. As a percentage of revenue, general and administrative expenses were approximately 17% and 80% of our total revenue for the six months ended June 30, 2024 and 2025, respectively. The increase in total general and administrative expenses was primarily attributable to: (i) the increase in salary and employee benefits of our management department resulting from the increase in compensation of independent directors and the recruitment of additional employees for our management department related to new services for safety technology training, (ii) the increase in consulting expenses resulting from the increase in the legal service fees for corporate compliance, investment relationship services fee and annual printing fees, (iii) the increase in property management expenses and rental expenses which resulted from the new leased office expenses, and (iv) the increase in expected credit loss for accounts receivable which resulted from long-aged receivables.

Research and development expenses

	For the six months ended June 30,
	2024		2025			Increase/(Decrease)
Research and development expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	171,073	80%	398,836	55,675	46%	227,763	133%
Depreciation	5,185	2%	379,796	53,017	43%	374,611	>100%
Office expenses	7,876	4%	9,432	1,317	1%	1,556	20%
Consulting expenses	19,802	9%	—	—	—	(19,802)	(100)%
Rental expenses	8,775	4%	62,316	8,699	7%	53,541	610%
Others	411	1%	23,579	3,292	3%	23,168	>100%
Total research and development expenses	213,122	100%	873,959	122,000	100%	660,837	310%

Total research and development expenses increased by approximately RMB661,000 (US$92,000), or 310%, to approximately RMB874,000 (US$122,000) for the six months ended June 30, 2025 from approximately RMB213,000 for the six months ended June 30, 2024. The increase in total research and development expenses was primarily due to: (i) the increase in salary and employee benefits of our PRC subsidiaries’ R&D department resulting from the addition of two employees to our R&D department and the increase in deprecation related to the new increased intangible assets, and (ii) partially offset by a decrease in consulting expenses of approximately RMB20,000 related to HNTE service fees for the six months ended June 30, 2024.

As a percentage of revenue, research and development expenses were approximately 2% and 9% of our total revenue for the six months ended June 30, 2024 and 2025, respectively. Our PRC subsidiaries expect to continue to invest in research and development to maintain their competitive edge against other market participators.

Other income (expenses)

Our other income (expenses) primarily represented interest income, interest expenses, government grants, net loss on disposal of property and equipment and foreign exchange gain/loss. Other income (expenses) increased by approximately RMB786,000 (US$110,000), or 244%, from other expenses approximately RMB322,000 for the six months ended June 30, 2024 to other income approximately RMB464,000 (US$65,000) for the six months ended June 30, 2025, primarily due to (i)  a foreign exchange gain of approximately RMB579,000 (US$81,000) for the six months ended June 30, 2025 compared to foreign exchange loss of approximately RMB594,000 for the six months ended June 30, 2024; (ii) partially offset a government grant of RMB305,000 for HNTE for the six months ended June 30, 2024 and no such activities recorded for the six months ended June 30, 2025.

Income / (loss) before income taxes

Loss before income taxes was approximately RMB4,543,000 (US$634,000) for the six months ended June 30, 2025, a decrease of approximately RMB10,720,000 (US$1,496,000) as compared to income before income taxes approximately RMB6,177,000 for the six months ended June 30, 2024. The decrease was primarily attributable to the increased cost of revenue and operating expenses.

Provision (benefit) for income taxes

Our income taxes benefit was approximately RMB198,000 (US$28,000) for the six months ended June 30, 2025, compared to income taxes provision of approximately RMB958,000 for the six months ended June 30, 2024. The decreased income tax provision was mainly due to decreased taxable income for the six months ended June 30, 2025.

Under the Enterprise Income Tax Law (“EIT Law”), domestic enterprises and Foreign Investment Enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, and even tax exemption may be granted on a case-by-case basis. The EIT Law grants preferential tax treatment to HNTEs. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Kebiao Technology, one of our PRC subsidiaries, was approved as an HNTE on November 2, 2022. As a result, Kebiao Technology was entitled to a reduced income tax rate of 15% in 2024 and 2025. Kebiao Technology was approved to continue to be an HNTE on December 8, 2025, and will be entitled to the reduced tax rate of 15% in 2026, 2027, and 2028.

According to the Announcement of the State Taxation Administration on the Implementation of Income Tax Preferential Policies to Support the Development of Small Low Profit Enterprises and Individual Businesses, 25% of the annual taxable income of small low profit enterprises that does not exceed RMB3 million will be included in the taxable income, and the enterprise income tax will be paid at the rate of 20%. Jiade Zhigao, Jiazhi and Kunyuan are eligible for the above preferential tax policies for small and micro enterprises in 2025 and will continue to be eligible for such policies until 2027.

The impact of the tax holidays noted above decreased taxes by approximately RMB568,000 and RMB139,000 (US$19,000) for the six months ended June 30, 2024 and 2025, respectively. The impact of the benefit of the tax holidays on net income per share (basic and diluted) was RMB0.19 and RMB0.05 for the six months ended June 30, 2024 and 2025, respectively.

The following table reconciles the China statutory rates to our effective tax rate for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024	2025
Income / (loss) before income taxes	6,176,725	(4,543,143)
Statutory rate in PRC	25%	25%
Income tax at statutory tax rate	1,544,181	(1,135,786)
Effect of preferential tax rates granted to the PRC entities	(568,259)	(142,115)
R&D additional deduction	(24,707)	—
Expenses not deductible for tax purpose	6,384	736,252
Change in valuation allowance	—	343,883
Income tax provision / (benefit)	957,599	(197,766)

Net income / (Loss)

Our net loss was approximately RMB4,345,000 (US$607,000) for the six months ended June 30, 2025, a decrease of approximately RMB9,564,000 (US$1,335,000) from net income of approximately RMB5,219,000,000 for the six months ended June 30, 2024. The decrease in net income (loss) was primarily due to the higher cost of revenue and operating expenses for the six months ended June 30, 2025, as discussed above under cost of revenue and operating expenses sections.

Liquidity and Capital Resources

The following table sets forth our current assets and current liabilities as of the dates indicated:

	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
CURRENT ASSETS:
Cash and cash equivalents	3,918,146	7,902,053	1,103,084
Accounts receivable, net	10,564,030	8,421,851	1,175,645
Deferred offering costs	—	1,487,976	207,713
Prepayment and other current assets	12,104,106	21,253,616	2,966,890
Due from related parties	4,439,705	17,558	2,451
TOTAL CURRENT ASSETS	31,025,987	39,083,054	5,455,783
CURRENT LIABILITIES:
Bank loans	4,000,000	9,740,000	1,359,652
Payroll payables	1,045,829	1,559,791	217,738
Other payables	1,352,992	2,692,431	375,849
Deferred revenue	620,000	733,665	102,416
Operating lease liabilities – current	496,601	629,392	87,860
Due to related party	275,100	245,000	34,201
Taxes payable	1,973,260	1,799,309	251,174
TOTAL CURRENT LIABILITIES	9,763,782	17,399,588	2,428,890
WORKING CAPITAL	21,262,205	21,683,466	3,026,893

Accounts receivable, net

Our accounts receivable, net represent receivables from adult education institutions of comprehensive education supporting services. Billings to the customers are made generally on an annual basis over the contract term. Our accounts receivable balance decreased by approximately RMB2,142,000 (US$299,000) from approximately RMB10,564,000 as of December 31, 2024, to approximately RMB8,422,000 (US$1,176,000) as of June 30, 2025. These decreases were mainly because the accounts receivable as of December 31, 2024 had been partially collected as of June 30, 2025.

Prepayment and other current assets

Prepayment and other current assets consist of deposits, prepaid expenses and others. Our prepayment and other current assets increased by approximately RMB9,150,000 (US$1,277,000) from approximately RMB12,104,000 as of December 31, 2024, to approximately RMB21,254,000 (US$2,967,000) as of June 30, 2025, mainly due to the increase in prepaid expenses which amounted to approximately RMB4,251,000 (US$593,000), employee loans which amounted to approximately RMB2,444,000 (US$341,000) and other project investment which amounted to approximately RMB1,684,000 (US$235,000).

Loans

As of December 31, 2024 and June 30, 2025, we had total loans of approximately RMB4,000,000 and RMB10,740,000 (US$1,499,000), respectively. The following table sets forth the breakdown of our loans as of the dates indicated:

	Loan	Loan	Loan	Loan	Effective
As of June 30, 2025	commencement	maturity	amount in	amount in	interest
Short-term bank loans	date	date	RMB	USD	rate
Bank of China	August 30, 2024	August 25, 2025	3,000,000	418,784	3.35%
Industrial and Commercial Bank of China	April 18, 2025	April 13, 2026	3,740,000	522,084	3.10%
Bank of China	April 23, 2025	April 23, 2026	2,000,000	279,189	3.10%
Chengdu Rural Commercial Bank	May 28, 2025	May27, 2026	1,000,000	139,595	3.20%
Total short-term bank loans			9,740,000	1,359,652

Long-term bank loans
China Construction Bank	March 21, 2025	March 21, 2028	1,000,000	139,595	3.05%

On August 30, 2024, Kebiao Technology obtained an RMB4,000,000 unsecured loan from Bank of China for a term of twelve months at a fixed interest rate of 3.35% per annum. On May 21, 2025, Kebiao Technology repaid RMB1,000,000 loan to Bank of China and the outstanding balance of loan from Bank of China was RMB3,000,000.

On March 21, 2025,  Kebiao Technology obtained an RMB1,000,000 unsecured loan from China Construction Bank for a term of three years, with Mr. Yuan Li as a co-borrower, at a fixed interest rate of 3.05% per annum.

Lease Liabilities

We recognized total lease liabilities of approximately RMB768,000 and RMB1,192,000 (US$166,000) as of December 31, 2024 and June 30, 2025, respectively. As compared with the balance as of December 31, 2024, our lease liabilities as of June 30, 2025 increased by approximately RMB424,000 (US$59,000) as our newly acquired PRC subsidiaries signed the new lease agreement.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment due by Period
		Less than			More than
	Total	1 Year	1 – 3 Years	3 – 5 Years	5 Years
	RMB	RMB	RMB	RMB	RMB
Bank loans	4,000,000	4,000,000	—	—	—
Lease liabilities	822,468	548,312	274,156	—	—
Deferred revenue	620,000	620,000	—	—	—
Total	5,442,468	5,168,312	274,156	—	—

The following table sets forth our contractual obligations as of June 30, 2025:

	Payment due by Period
		Less than			More than
	Total	1 Year	1 – 3 Years	3 – 5 Years	5 Years
	RMB	RMB	RMB	RMB	RMB
Bank loans	10,740,000	9,740,000	1,000,000	—	—
Lease liabilities	1,344,711	730,968	613,744	—	—
Deferred revenue	733,665	733,665	—	—	—
Total	12,818,376	11,204,633	1,613,744	—	—

Apart from what is shown above, we did not have any significant capital commitments,  long-term obligations or guarantees as of December 31, 2024 and June 30, 2025.

Capital Expenditures

Our capital expenditures consist primarily of the purchase of fixed assets, intangible assets, and acquisition as a result of our business growth. Our capital expenditures amounted to approximately RMB47,706,000 and RMB527,000 (US$74,000) for the year ended December 31, 2024 and six months ended June 30, 2025, respectively.

We have historically funded our working capital needs primarily from cash generated from our operations, bank loans, advance payments from shareholders, and IPO proceeds. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections. Our management believes that current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this report. However, we may need additional cash resources in the future if we experience changed business conditions or other developments, and may also need additional cash resources in the future if we wish to pursue opportunities for acquisitions, strategic partnerships, or other similar initiatives. If it is determined that the cash requirements exceed our amounts of cash on-hand, we may seek to issue debt or equity securities or obtain a credit facility.

Cash flows for the six months ended June 30, 2024 and 2025

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Net cash provided by / (used in) operating activities	3,756,665	(5,133,238)	(716,572)
Net cash used in investing activities	(2,050)	(526,888)	(73,551)
Net cash provided by financing activities	51,664,287	9,644,071	1,346,260
Effect of foreign exchange rate on cash and cash equivalent	135,753	(38)	(5)
Net increase in cash and cash equivalent	55,554,655	3,983,907	556,132
Total cash and cash equivalent, beginning of period	7,081,937	3,918,146	546,952
Total cash and cash equivalent, end of period	62,636,592	7,902,053	1,103,084

Operating activities

Net cash used in operating activities was approximately RMB5,133,000 (US$717,000) for the six months ended June 30, 2025, compared to approximately RMB3,757,000 provided by operating activities for the six months ended June 30, 2024. The change was primarily attributable to the following:

(i) net income decreased by approximately RMB9,565,000 (US$1,335,000) for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024;

(ii)accounts receivable decreased by approximately RMB592,000 (US$83,000) for the six months ended June 30, 2025, compared to an increase of approximately RMB1,579,000 for the six months ended June 30, 2024, mainly due to the collection of accounts receivables;

(iii) other assets increased by approximately RMB2,400,000 (US$335,000) for the six months ended June 30, 2025, compared to an increase of approximately RMB866,000 for the six months ended June 30, 2024;

(iv) accounts and other payables decreased by approximately RMB392,000 (US$55,000) for the six months ended June 30, 2025, compared to a decrease of approximately RMB497,000 for the six months ended June 30, 2024;

(v) payroll payables increased by approximately RMB363,000 (US$51,000) for the six months ended June 30, 2025, compared to an increase of approximately RMB262,000 for the six months ended June 30, 2024;

(vi) deferred revenue decreased by approximately RMB103,000 (US$14,000) for the six months ended June 30, 2025, compared to a decrease of approximately RMB58,000 for the six months ended June 30, 2024;

(vii) changes in lease liabilities — operating lease decreased by approximately RMB575,000 (US$80,000) for the six months ended June 30, 2025, compared to a decrease of approximately RMB67,000 for the six months ended June 30, 2024; and

(viii) tax payable decreased by approximately RMB226,000 (US$32,000) for the six months ended June 30, 2025, compared to an increase of approximately RMB1,013,000 for the six months ended June 30, 2024.

Investing activities

Net cash used in investing activities was approximately RMB527,000 (US$74,000) for the six months ended June 30, 2025, compared to approximately RMB2,050 of cash used in investing activities for the six months ended June 30, 2024. During the six months ended June 30, 2025, we spent approximately RMB30,000 (US$4,000) and approximately RMB943,000 (US$132,000) on the purchase of fixed assets and intangible assts respectively. During the six months ended June 30, 2024, we spent approximately RMB2,050 (US$286) on the purchase of fixed assets.

Financing activities

Net cash provided by financing activities was approximately RMB9,644,000 (US$1,346,000) for the six months ended June 30, 2025, compared to approximately RMB51,664,000 of cash provided by financial activities for the six months ended June 30, 2024.

During the six months ended June 30, 2025, net cash provided by financing activities included (i) approximately RMB7,740,000 (US$1,080,000) in proceeds from bank loans, (ii) approximately RMB1,000,000 (US$140,000) in repayment of loans, (iii) approximately RMB1,488,000 (US$208,000) in deferred offering costs related to the IPO, and (v) approximately RMB4,392,000 (US$613,000) in net repayment from related parties. During the six months ended June 30, 2024, net cash provided by financing activities included (i) approximately RMB1,000,000 (US$140,000) in repayment of loans, (ii) approximately RMB54,482,000 (US$7,605,000) in proceeds from issuance of ordinary shares upon the completion of our IPO and approximately RMB8,691,000 (US$1,213,000) in proceeds from issuance of ordinary shares upon exercise of the underwriters’ over-allotment option, (iii) approximately RMB10,515,000 (US$1,468,000) in deferred costs related to the IPO, and (iv) approximately RMB7,000 (US$1,000) in net repayment from related parties.

Off-Balance Sheet Arrangements

As of the date of this report, except the events mentioned below, we have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

On July 15, 2025, the Company’s board of directors granted 302,230 Class A Ordinary Shares of the Company, at the price of US$0.0001 per share, pursuant to the Company’s 2025 Equity Incentive Plan, to certain employees of the Company.

On September 11, 2025 and September 24, 2025, the Company entered into a serial of securities purchase agreements, pursuant to which the Company sold to certain purchasers in a registered direct offering, an aggregate of 10,700,000 Class Ordinary A shares, par value US$0.0001 per share, at a purchase price of US$0.58 per share, for aggregate net proceeds to the Company of US$5,997,397, after deducting fees to the placement agent and other offering expenses payable by the Company.

Critical Accounting Policies, Judgements and Estimates

We prepare our unaudited condensed consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates, and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two periods, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience, and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the estimates required to be made by management include, but are not limited to, useful lives of property and equipment and intangible assets, the incremental borrowing rate used in operating lease right-of-use assets and lease liabilities, the valuation of accounts receivable, the recoverability of long-lived assets, goodwill, contingencies and realization of deferred tax assets. We consider an accounting estimate critical if: (i) it requires us to make assumptions because the information was not available at the time or it includes matters highly uncertain at the time we were making our estimate and (ii) changes in the estimate could have a material impact on our condensed financial condition or results of operations. We determined there were no critical accounting estimates.